Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
3LI Securities Corporation	Massachusetts
3AM Labs Kft.	Hungary
LogMeIn Europe B.V.	The Netherlands
RemotelyAnywhere, Inc.	Delaware
LogMeIn Australia Pty. Ltd.	Australia
LogMeIn UK, Ltd.	United Kingdom
Cosm Ltd.	United Kingdom
LogMeIn Brazil Ltda	Brazil
Nihon LogMeIn K.K.	Japan
LogMeIn (Private) India Limited	India
LogMeIn Ireland Ltd.	Republic of Ireland
LogMeIn Ireland Holdings Ltd.	Republic of Ireland